UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

NuStar GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

67059L102

(CUSIP Number)

William E. Greehey

19003 I-H 10 West

San Antonio, Texas 78257

(210) 918-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided on a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67059L102

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) William E. Greehey

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,436,741 units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,436,741 units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,442,924 units(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.67%

14	Type of Reporting Person IN

(1)  Includes 6,183 NuStar GP Holdings, LLC Units granted subject to restrictions.  Of these restricted Units: 1,101 Units vest on December 19, 2015; 2,306 Units vest annually in equal increments over a two-year period beginning December 16, 2015; 925 Units vest annually on each of December 19, 2015 and December 19, 2016; and 926 Units vest on December 19, 2017.

Item 1.                                                      Security and Issuer

This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2006, as amended on January 4, 2007, August 10, 2007, January 14, 2008, February 9, 2009 and December 28, 2012 (together, “Schedule 13D”), and is being filed by William E. Greehey (the “Reporting Person”).  This Amendment No. 6 relates to the units representing limited liability company interests (the “Units”) of NuStar GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at 19003 I-H 10 West, San Antonio, Texas 78257.  This amendment is being filed to update the Reporting Person’s position following the purchase of additional Units. This Amendment No. 6 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D.

Item 2.                                                      Identity and Background

(a)                                 The name of the Reporting Person is William E. Greehey.

(b)                                 The Reporting Person’s address is 19003 I-H 10 West, San Antonio, Texas 78257.

(c)                                  The Reporting Person serves as Chairman of the Board of the Company, as well as Chairman of the Board of NuStar GP, LLC.  The principal address of the Company and NuStar GP, LLC is 19003 I-H 10 West, San Antonio, Texas 78257.

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States of America.

Item 3.                                                             Source and Amount of Funds or Other Consideration

As set forth on Appendix 1, from July 28, 2015 through August 26, 2015, the Reporting Person acquired an aggregate of 207,700 Units of the Company in a series of transactions in the open market for a total consideration, before broker commissions, of $6,736,343.  The Reporting Person used his own personal funds to pay for the Units he acquired in these transactions.

Item 4.                                                      Purpose of Transaction

The Reporting Person acquired the Units reported herein solely for the purpose of investment.  The Reporting Person may make additional purchases of Units, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.                                                      Interest in Securities of the Issuer

(a)                                 There were 42,913,969 Units outstanding as of July 31, 2015.  After giving effect to the transactions described above, the Reporting Person is deemed to be the beneficial owner of 8,442,924 Units, which represents 19.67% of the total issued and outstanding Units of the Company.  The above amount includes 6,183 Units of the Company granted subject to restrictions.  Of these restricted Units: 1,101 Units vest on December 19, 2015; 2,306 Units vest annually in equal increments over a two-year period beginning December 16, 2015; 925 Units vest annually on each of December 19, 2015 and December 19, 2016; and 926 Units vest on December 19, 2017.

(b)                               The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over, 8,436,741 Units.

(c)                                In the 60 days ending on August 26, 2015, the Reporting Person purchased Units as set forth on Appendix 1, which were purchased in the open market and not previously reported on any Schedule 13D filing.

(d)                               The Reporting Person will have the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Units reported by such person on this Schedule 13D.

(e)                                   Not applicable.

Item 6.                                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                                                      Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2015

/s/ William E. Greehey
William E. Greehey

Appendix 1

Transaction Date	Units Acquired	Weighted Average Price Per Unit(1)	Price Range
7/28/2015	3,919	$33.067	$32.80 - $33.78
7/28/2015	1,800	$33.917	$33.81 - $34.00
7/29/2015	7,800	$33.827594	$33.43 - $34.00
7/30/2015	11,625	$33.57525	$33.46 - $33.84
7/31/2015	10,311	$33.64485	$33.47 - $33.85
8/3/2015	13,645	$33.545623	$33.20 - $33.92
8/4/2015	10,100	$33.059	$32.80 - $33.75
8/4/2015	200	$33.835	$33.80 - $33.87
8/5/2015	10,306	$32.034	$31.31 - $32.29
8/5/2015	8,096	$32.407	$32.33 - $32.57
8/6/2015	19,988	$31.937	$31.37 - $32.36
8/6/2015	8,928	$32.621	$32.41 - $32.99
8/7/2015	8,302	$31.837	$31.31 - $32.295
8/7/2015	2,800	$32.424	$32.36 - $32.52
8/10/2015	11,380	$32.022	$31.59 - $32.48
8/10/2015	800	$32.69	$32.60 - $32.81
8/11/2015	5,500	$31.866916	$31.52 - $32.33
8/12/2015	6,340	$32.977	$32.26 - $33.25
8/12/2015	2,460	$33.334	$33.26 - $33.45
8/13/2015	5,700	$32.5505	$32.255 - $32.7725
8/20/2015	6,700	$32.33388	$32.24 - $32.46
8/21/2015	6,900	$31.834	$31.58 - $32.52
8/21/2015	400	$32.704	$32.685 - $32.75
8/24/2015	4,000	$30.706	$30.00 - $30.99
8/24/2015	8,824	$31.529	$31.00 - $31.79
8/24/2015	1,876	$32.135	$32.00 - $32.315
8/25/2015	7,800	$31.86417	$31.29 - $32.23
8/26/2015	17,700	$31.450	$30.79 - $31.78
8/26/2015	3,500	$31.981	$31.79 - $32.22

(1) The price reported in this column is a weighted average purchase price. The units were purchased in multiple transactions at price ranges set forth in the table above. Upon request from the Securities and Exchange Commission, the issuer or a unitholder of the issuer, full information regarding the number of units purchased at each separate price will be made available.